Mail Stop 4561

				June 29, 2005


Charles W. Jepson
Extended Systems Incorporated
5777 North Meeker Avenue
Boise, ID. 83713

Re:	Form 10-K for Fiscal Year Ended June 30, 2004
      	Filed September 29, 2004
		File No. 000-23597
		Form 10-Q for Fiscal Quarter Ended September 30, 2004
		Filed November 15, 2004
		File No. 000-23597
		Form 10-Q for Fiscal Quarter Ended December 31, 2004
		Filed February 14, 2005
		File No. 000-23597
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
		Filed May 16, 2005
		File No. 000-23597

Dear Mr. Jepson:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended June 30, 2004

Item 9A. Controls and Procedures, page 47

1. We note your statement that any "controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures."
We
further note that the conclusions of your principal executive and principal financial officer do not indicate that the disclosure controls and procedures are effective at the "reasonable assurance" level. Please explain to us how your disclosures comply with Section
II.F.4 of SEC Release No. 33-8238, "Management`s Reports on
Internal
Control Over Financial Reporting and Certification of Disclosure in
Exchange Act Periodic Reports," available on our website at
<http://www.sec.gov/rules/final/33-8238.htm>.  We noted similar controls and procedures disclosures in the Form 10-Q for each of the three fiscal quarters in fiscal year 2005.

Form 10-Q for the Fiscal Quarter Ended March 31, 2005

Part II. Other Information, page 41

Item 1. Legal Proceedings, page 41

2. We note that you entered into a binding memorandum of understanding that resolved the litigation with Agilent and Samsung.
Under the terms of the Resolution Agreement, ESI entered into a royalty-bearing license with Samsung for Samsung`s future use of ESI`s Ir Software. Explain why you believe that recognizing the $1.0 million in the third quarter of 2005 and the other installments upon
receipt as revenue is proper. Cite the accounting literature that supports your accounting. Indicate why the receipt of these funds should result in immediate revenue recognition instead of being deferred. Explain whether the payments are for past transactions instead of future licensing rights. Describe the relevant terms of the settlement including licensing rights, damages, and standstill
agreements.   Further, explain what consideration was given to
allocating the settlement to each of the "terms" or deliverables agreed to (e.g., settlement, future licensing rights, unpaid royalties). In addition, explain why the amounts received are included in revenue.


Notes to Condensed Consolidated Financial Statements, page 8

Note 2. Significant Accounting Policies, page 8

Revenue Recognition, page 9

3. We note your statement that when a "royalty report is not received
by the desired date...and there exists the basis to make a fair
and
reasonable estimate of revenue related to that royalty report, this
estimate will be recorded as revenue."  Explain to us your basis of
determining how a fair and reasonable estimate exists and is determined. Provide an analysis for fiscal year ending June 30, 2004 and for each quarterly period during fiscal year 2005 showing the difference between actual results and estimates. Indicate whether any of the differences were material using SAB 99. That is, explain why you believe that the revenue earned is determinable at the time it is recognized.

4. You state that you recognize no more than 90% of the total contract amount until project acceptance is obtained. Explain why you believe that this policy is proper. That is, explain why it is proper to defer the 10% until acceptance. Is the 10% contingent upon acceptance by the customer? Describe the acceptance provisions of these contracts and indicate how your accounting for these provisions complies with SAB Topic 13 (A) (3) (b).

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jason Niethamer at 202-551-3855, Stephen
Krikorian (Accounting Branch Chief) at 202-551-3488 or me at 202-
551-
3730 if you have questions regarding the above comments.

Sincerely,



Craig Wilson
Senior Assistant Chief Accountant

??

??

??

??

Charles W. Jepson
Extended Systems Incorporated
June 29, 2005
Page 1